Exhibit 99.1

Hesai Group Reports Second Quarter 2025 Unaudited Financial Results

Quarterly net revenues were RMB706.4 million (US$98.6 million)1

Quarterly lidar shipments were 352,095 units

Quarterly net income was RMB44.1 million (US$6.2 million)

SHANGHAI, China, Aug. 15, 2025 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai” or the “Company”), (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced its unaudited financial results for the three months ended June 30, 2025.

Management Remarks

“The second quarter marked a surge in our growth momentum with net revenues soaring over 50% year-over-year and net income exceeding RMB40 million, beating our GAAP breakeven target—powered by strong customer demand and sharp operational execution,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “In ADAS, the ‘Hesai Inside’ label is now widely recognized as a mark of advanced perception and safety in intelligent vehicles. Throughout the quarter and in recent weeks, we secured a substantial number of new design wins through 2026 for 20 models from 9 leading OEMs. Notably, we achieved a platform win for multiple 2026 models with one of our top 2 ADAS customers, further cementing lidar as a standard feature across this customer’s model lineups. These ADAS design wins will supercharge our order book, highlighting how lidars have emerged as a standard feature and are fueling mass-market adoption. Globally, we entered the C-sample stage with a top European OEM, keeping us on track for full-scale production and commercial launch expected in 2026. We also secured a new design win with Toyota, one of the world's largest automakers, with mass production targeted for 2026, underscoring our expanding global footprint and world-class competitiveness. In the Robotics space, we ranked No.1 in lidar shipments in China for the first half of 2025, according to Gaogong Industry Research Institute (“GGII”). Our Robotics business is riding the wave of Physical AI as lidars become essential for AI to perceive the dynamic world and the best sensor for robotic mobility. This evolution will unlock vast new market opportunities ahead, which we’re uniquely positioned to capitalize on and lead—leveraging our automotive-grade expertise, global scale, and proven deployments across diverse industries. The stage is set. The lidar is on. The future—digital, physical, and AI-driven—has never looked sharper.”

“We are pleased to report another outstanding quarter, highlighted by strong revenue growth and a remarkable improvement in profitability,” said Mr. Andrew Fan, Hesai’s CFO. “Second-quarter net revenues increased by 54% year-over-year to RMB706.4 million (US$98.6 million), marking our fifth consecutive quarter of year-over-year growth and reflecting sustained momentum across both our ADAS and Robotics businesses. Our bottom line significantly outperformed our GAAP breakeven target, delivering net income of RMB44.1 million (US$6.2 million), compared to a net loss of RMB72.1 million in the same period last year. In the first six months of 2025, total shipments have already surpassed those of full-year 2024. According to Gasgoo, we ranked first in installation volume among long-range lidar suppliers during this period. Net income for the first six months reached RMB26.5 million (US$3.7 million), again beating our expectations.This substantial progress demonstrates our disciplined execution, effective cost control, and the powerful operating leverage inherent in our business model. Together, these results reinforce our confidence in driving sustainable growth and creating long-term value for our shareholders.”

•	Business Updates:

o	Global:

▪	Achieved the C-sample milestone for Hesai’s long-range lidar sensor with a top European OEM, marking key progress under the series production contract. The transition from B- to C-sample stage confirms advanced product maturity and successful completion of reliability and validation testing, keeping the Company on track for full-scale production and commercial launch expected in 2026.

1 All translations from RMB to USD for the second quarter of 2025 were made at the exchange rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board.

▪	Secured an ADAS design win for a new energy vehicle model to be manufactured by a Toyota joint venture based in China, with mass production targeted for 2026.

▪	Featured at the 2025 Shanghai Auto Show, Hesai’s long-range lidar debuted on SAIC Audi’s sports car and became the industry’s first in-cabin lidar installed behind the windshield in SAIC-GM’s all-electric Cadillac VISTIQ SUV.

o	Domestic:

▪	Serving as the lead drafting organization, Hesai led over 50 industry partners in developing China’s first national automotive lidar standard (GB/T 45500-2025), which took effect in April 2025 and unifies lidar performance and testing methods to enable safe, scalable ADAS and autonomous driving.

▪	Powered blockbuster model launches from Hesai’s top ADAS customers, including a high-performance luxury SUV from a leading domestic tech ecosystem giant—which received 289,000 orders within just one hour of launch—featuring lidar as a standard configuration. Additionally, Hesai has also secured a platform win for multiple 2026 models with this prominent customer, further cementing lidar as a standard feature across its model lineups.

▪	Secured ADAS design wins with 24 OEMs globally. Throughout the quarter and in recent weeks, Hesai earned a substantial number of new design wins through 2026 for 20 models from 9 leading OEMs, featuring a prestigious customer lineup including one of the Company’s top 2 ADAS customers, Geely, Great Wall Motor, and Changan, among others.

▪	Ranked No.1 in China for Robotics lidar shipments in the first half of 2025, according to GGII. By the end of the second quarter, Hesai’s JT series lidar—now in mass production for applications such as robotic lawnmowers—surpassed 100,000 units in cumulative deliveries, the fastest ramp-up on record in the Robotics sector.

Operational Highlights

	Three months ended June 30, 2025	Six months ended June 30, 2025
ADAS lidar shipments	303,564	449,651
Robotics lidar shipments	48,531	98,262
Total lidar shipments	352,095	547,913

•	Q2 2025 ADAS lidar shipments were 303,564 units, representing an increase of 275.8% from 80,773 units in the corresponding period of 2024.

•	Q2 2025 Total lidar shipments were 352,095 units, representing an increase of 306.9% from 86,526 units in the corresponding period of 2024.

Financial Highlights for the Second Quarter of 2025

(in RMB millions, except for per ordinary share data and percentage)

	Q2 2025	Q2 2024	% Change
Net revenues	706.4	458.9	53.9%
Gross margin	42.5%	45.1%	/
Income/(loss) from operations	22.9	(95.8)	/
Non-GAAP income/(loss) from operations[2]	52.1	(67.3)	/
Net income/(loss)	44.1	(72.1)	/
Non-GAAP net income/(loss)	73.3	(43.6)	/
Net income/(loss) per ordinary share	0.33	(0.56)	/
Diluted net income/(loss) per share	0.32	(0.56)	/
Non-GAAP net income/(loss) per ordinary share	0.55	(0.34)	/
Diluted non-GAAP net income/(loss) per ordinary share	0.53	(0.34)	/

2 See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” included in this release for further details.

•	Net revenues were RMB706.4 million (US$98.6 million) for the second quarter of 2025, representing an increase of 53.9% from RMB458.9 million for the same period of 2024. Product revenues were RMB699.4 million (US$97.6 million) for the second quarter of 2025, representing an increase of 71.1% from RMB408.7 million for the same period of 2024. The year-over-year increase was mainly attributable to increased shipments and revenues from sales of ADAS lidar products driven by robust demand in China. Service revenues were RMB7.0 million (US$1.0 million) for the second quarter of 2025, representing a decrease of 86.1% from RMB50.2 million for the same period of 2024. The year-over-year decrease was attributable to a decrease in revenue from non-recurring engineering services.

•	Cost of revenues was RMB405.9 million (US$56.7 million) for the second quarter of 2025, representing an increase of 61.1% from RMB252.0 million for the same period of 2024.

•	Gross margin was 42.5% for the second quarter of 2025, compared with 45.1% for the same period of 2024. The year-over-year decrease was mainly due to a decrease in revenue of high margin non-recurring engineering services, partially offset by effective cost and scale optimization on both ADAS and Robotics lidars.

•	Sales and marketing expenses were RMB42.3 million (US$5.9 million) for the second quarter of 2025, representing a decrease of 24.1% from RMB55.7 million for the same period of 2024. The decrease was mainly driven by a decrease in payroll expenses of RMB6.5 million (US$0.9 million) and a decrease in marketing expenses of RMB3.0 million (US$0.4 million).

•	General and administrative expenses were RMB63.7 million (US$8.9 million) for the second quarter of 2025, representing a decrease of 3.7% from RMB66.1 million for the same period of 2024. The decrease was mainly driven by a decrease in professional service fees of RMB9.0 million (US$1.3 million), partially offset by an increase in expected credit loss of RMB7.6 million (US$1.1 million).

•	Research and development expenses were RMB199.2 million (US$27.8 million) for the second quarter of 2025, representing an increase of 0.3% from RMB198.6 million for the same period of 2024.

•	Income from operations was RMB22.9 million (US$3.2 million) for the second quarter of 2025, compared with loss from operations of RMB95.8 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP income from operations was RMB52.1 million (US$7.3 million) for the second quarter of 2025, compared with non-GAAP loss from opertions of RMB67.3 million for the second quarter of 2024.

•	Net income was RMB44.1 million (US$6.2 million) for the second quarter of 2025, compared with net loss of RMB72.1 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income was RMB73.3 million (US$10.2 million) for the second quarter of 2025, compared with non-GAAP net loss of RMB43.6 million for the same period of 2024.

•	Net income attributable to ordinary shareholders of the Company was RMB44.1 million (US$6.2 million) for the second quarter of 2025, compared with net loss attributable to ordinary shareholders of the company of RMB72.1 million for the same period of 2024. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB73.3 million (US$10.2 million) for the second quarter of 2025, compared with non-GAAP net loss attributable to ordinary shareholders of the Company of RMB43.6 million for the same period of 2024.

•	Basic and diluted net income per ordinary share were RMB0.33 (US$0.05) and RMB0.32 (US$0.04), respectively, for the second quarter of 2025. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.55 (US$0.08) and RMB0.53 (US$0.07), respectively, for the second quarter of 2025.

•	Cash and cash equivalents, restricted cash and short-term investments were RMB2,848.9 million (US$397.7 million) as of June 30, 2025, compared with RMB2,860.7 million as of March 31, 2025.

About Hesai

Hesai Technology (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles ("ADAS"), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs ("Robotics"). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Use of Non-GAAP Financial Measures

To supplement Hesai's consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and net income/loss per ordinary share attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Hesai's historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Yuanting “YT” Shi, Head of Capital Markets

Email: ir@hesaitech.com

Christensen Advisory
Tel: +86-10-5900-1548
Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,838,966	2,734,345	381,700
Restricted cash	3,594	4,079	569
Short-term investments	362,195	110,514	15,427
Notes receivables	22,341	33,020	4,609
Accounts receivable, net	765,027	1,057,372	147,603
Contract assets	9,909	9,909	1,383
Amounts due from related parties	5,039	—	—
Inventories	482,137	599,252	83,652
Prepayments and other current assets	193,448	273,777	38,218
Total current assets	4,682,656	4,822,268	673,161
Non-current assets:
Property and equipment, net	944,218	1,014,431	141,609
Long-term investments	31,798	131,776	18,395
Intangible assets, net	76,554	89,844	12,542
Land-use rights, net	39,879	39,447	5,507
Right-of-use assets	114,260	92,580	12,924
Other non-current assets	100,246	71,739	10,014
Total non-current assets	1,306,955	1,439,817	200,991
TOTAL ASSETS	5,989,611	6,262,085	874,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	345,253	478,230	66,758
Notes payable	10,096	120,498	16,821
Accounts payable	345,011	461,879	64,476
Contract liabilities	32,994	31,669	4,421
Amounts due to related parties	335,253	—	—
Accrued warranty liability	43,607	57,605	8,041
Accrued expenses and other current liabilities	516,726	365,951	51,084
Total current liabilities	1,628,940	1,515,832	211,601
Non-current liabilities
Operating lease liabilities	98,370	77,313	10,792
Long-term borrowings	269,438	273,435	38,170
Other non-current liabilities	61,132	40,271	5,622
Total non-current liabilities	428,940	391,019	54,584
TOTAL LIABILITIES	2,057,880	1,906,851	266,185
Shareholders’ Equity
Class A Ordinary shares	19	17	2
Class B Ordinary shares	70	73	11
Additional paid-in capital	7,577,113	7,651,112	1,068,054
Subscription receivables	(292,721)	—	—
Accumulated other comprehensive income (loss)	56,975	87,220	12,175
Accumulated deficit	(3,409,725)	(3,383,188)	(472,275)
TOTAL SHAREHOLDERS’ EQUITY	3,931,731	4,355,234	607,967
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,989,611	6,262,085	874,152

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HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data and otherwise noted)

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	458,862	706,388	98,608
Cost of revenues	(252,036)	(405,910)	(56,663)
Gross profit	206,826	300,478	41,945
Operating expenses:
Sales and marketing expenses	(55,745)	(42,311)	(5,906)
General and administrative expenses	(66,146)	(63,720)	(8,895)
Research and development expenses	(198,609)	(199,219)	(27,810)
Other operating income, net	17,898	27,624	3,856
Total operating expenses	(302,602)	(277,626)	(38,755)
(Loss)/income from operations	(95,776)	22,852	3,190
Interest income	23,597	20,967	2,928
Interest expenses	(3,334)	(6,545)	(914)
Foreign exchange income, net	3,545	6,936	968
Other income/(loss), net	283	(19)	(3)
Net (loss)/income before income tax and share of loss in equity method investments	(71,685)	44,191	6,169
Income tax expense	(367)	(94)	(13)
Share of loss in equity method investment	(7)	(11)	(2)
Net (loss)/income	(72,059)	44,086	6,154
Net (loss)/income attributable to ordinary shareholders of the Company	(72,059)	44,086	6,154
Net (loss)/income per share:
Basic	(0.56)	0.33	0.05
Diluted	(0.56)	0.32	0.04
Weighted average ordinary shares used in calculating net loss per share:
Basic	129,079,779	132,413,850	132,413,850
Diluted	129,079,779	139,194,205	139,194,205
Net (loss)/income	(72,059)	44,086	6,154
Other comprehensive income/(loss):
Foreign currency translation adjustments	2,933	(1,653)	(231)
Comprehensive (loss)/income	(69,126)	42,433	5,923

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HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data and otherwise noted)

	Six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	817,982	1,231,690	171,937
Cost of revenues	(471,934)	(711,977)	(99,388)
Gross profit	346,048	519,713	72,549
Operating expenses:
Sales and marketing expenses	(97,709)	(92,857)	(12,962)
General and administrative expenses	(134,913)	(117,807)	(16,445)
Research and development expenses	(393,011)	(382,525)	(53,398)
Other operating income, net	45,354	62,880	8,778
Total operating expenses	(580,279)	(530,309)	(74,027)
Loss from operations	(234,231)	(10,596)	(1,478)
Interest income	56,392	41,488	5,792
Interest expenses	(5,620)	(11,552)	(1,613)
Foreign exchange income, net	5,038	7,960	1,111
Other income/(loss), net	71	(713)	(100)
Net (loss)/income before income tax and share of loss in equity method investments	(178,350)	26,587	3,712
Income tax expense	(615)	(27)	(4)
Share of loss in equity method investment	(19)	(23)	(3)
Net (loss)/income	(178,984)	26,537	3,705
Net (loss)/income attributable to ordinary shareholders of the Company	(178,984)	26,537	3,705
Net (loss)/income per share:
Basic	(1.40)	0.20	0.03
Diluted	(1.40)	0.19	0.03
Weighted average ordinary shares used in calculating net loss per share:
Basic	128,208,174	131,937,885	131,937,885
Diluted	128,208,174	138,952,264	138,952,264
Net (loss)/income	(178,984)	26,537	3,705
Other comprehensive income:
Foreign currency translation adjustments	6,021	30,245	4,222
Comprehensive (loss)/income	(172,963)	56,782	7,927

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HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended June 30,
	2024	2025
	RMB	RMB	US$
(Loss)/income from operations	(95,776)	22,852	3,190
Add: Share-based compensation expenses	28,505	29,198	4,076
Non-GAAP (loss)/income from operations	(67,271)	52,050	7,266

Net (loss)/income	(72,059)	44,086	6,154
Add: Share-based compensation expenses	28,505	29,198	4,076
Non-GAAP net (loss)/income	(43,554)	73,284	10,230

Net (loss)/income attributable to ordinary shareholders of the Company	(72,059)	44,086	6,154
Add: Share-based compensation expenses	28,505	29,198	4,076
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(43,554)	73,284	10,230

Weighted average shares used in calculating net (loss)/earnings per share
Basic	128,208,174	132,413,850	132,413,850
Diluted	128,208,174	139,194,205	139,194,205

Non-GAAP net (loss)/earnings per share
Basic	(0.34)	0.55	0.08
Diluted	(0.34)	0.53	0.07

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HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data and otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Loss from operations	(234,231)	(10,596)	(1,478)
Add: Share-based compensation expenses	66,305	55,384	7,731
Non-GAAP (loss)/income from operations	(167,926)	44,788	6,253

Net loss	(178,984)	26,537	3,705
Add: Share-based compensation expenses	66,305	55,384	7,731
Non-GAAP net (loss)/income	(112,679)	81,921	11,436

Net (loss)/income attributable to ordinary shareholders of the Company	(178,984)	26,537	3,705
Add: Share-based compensation expenses	66,305	55,384	7,731
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(112,679)	81,921	11,436

Weighted average shares used in calculating net (loss)/earnings per share
Basic	128,208,174	131,937,885	131,937,885
Diluted	128,208,174	138,952,264	138,952,264

Non-GAAP net (loss)/earnings per share
Basic	(0.88)	0.62	0.09
Diluted	(0.88)	0.59	0.08

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